

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

<u>Via E-mail</u>
Mr. D. Kirk McAllaster, Jr.
Chief Financial Officer and Treasurer
Cole Credit Property Trust, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re: Cole Credit Property Trust, Inc.**
> **Schedule 14D-9**
> **Filed by Cole Credit Property Trust, Inc.**
> **Schedule 13E-3**
> **Filed by Cole Credit Property Trust, Inc. et al.**
> **Filed March 31, 2014**
> **File No. 005-81912**

Dear Mr. McAllaster:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please make the disclosures required by the following items of Regulation M-A:

- Item 1002(d) and (f)
- Item 1004(e)
- Item 1007(c)
- Item 1008(a)
- Item 1012(d)
- Item 1014(a) and (d)

2.   Given the nature and number of comments contained in this letter, please confirm that you will disseminate revised disclosure to security holders.

Tender Offer, page 1

3.   Disclosure states that the representations and warranties within the merger agreement were made solely for the benefit of the parties, that they were not made for the purpose of providing information to holders of CCPT common stock, and that nobody other than the parties to the merger agreement has any right to rely upon them. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Background of the Offer, page 12

4.   Please revise to remove the disclaimer of liability with respect to disclosure appearing in your disclosure document.

5.   Please disclose how and why Duff & Phelps was chosen as the financial advisor, particular over Financial Advisor A. See Item 1015(b)(3) of Regulation M-A.

6.   Please file as an exhibit and summarize in your disclosure document the preliminary fairness analysis of Duff & Phelps. See Item 1015 of Regulation M-A.

Opinion of Financial Advisor, page 19

7.   Disclosure indicates that Duff & Phelps does not express any view regarding the reasonableness of its assumptions. Please revise to remove this disclaimer regarding disclosure appearing in the document.

8.   We note disclosure that the fairness opinion was furnished for the sole use and benefit of the board of directors. We note similar language in the fairness opinion itself, as well as a statement that the opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party and limitations on liability with respect to the opinion. Please delete these statements. Alternatively, disclose the basis for the financial advisor's belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor

or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

9.   To the extent that the board of directors based its fairness determination on the analysis undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A. Please provide the analysis performed by the board of directors with regard to net asset value, or revise your disclosure to indicate that the board of directors expressly adopted the analyses of Duff & Phelps.

10.   Please revise your disclosure to indicate that, if true, the board of directors expressly adopted the analyses of Duff & Phelps. Otherwise, please disclose any liquidation analysis performed by the board of directors. See Instruction 2(v) to Item 1014 of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Heath D. Linsky, Esq.
       Morris, Manning & Martin, LLP